UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)1

RCM Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

749360400

(CUSIP Number)

Bradley S. Vizi

c/o Harvest Financial Corporation

1600 Benedum-Trees Bldg.

223 Fourth Ave., Pittsburgh, PA 15222

(330) 519-1158

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

IRS Partners No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,692,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,692,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,692,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%*
14	TYPE OF REPORTING PERSON

PN

* See Item 5

2

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		266,074*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

266,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

266,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%*
14	TYPE OF REPORTING PERSON

CO

* See Item 5

3

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,692,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,692,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,692,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%*
14	TYPE OF REPORTING PERSON

CO, HC

* See Item 5

4

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Not Applicable
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,692,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,692,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,692,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%*
14	TYPE OF REPORTING PERSON

OO, HC

* See Item 5

5

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,958,139*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,958,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,958,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%*
14	TYPE OF REPORTING PERSON

IN

* See Item 5

6

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

Harvest Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,958,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,958,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%*
14	TYPE OF REPORTING PERSON

BD, IA

* See Item 5

7

CUSIP NO. 749360400

1	NAME OF REPORTING PERSON

Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		84,526
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

84,526
	10	SHARED DISPOSITIVE POWER

2,958,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,042,665*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.6%*
14	TYPE OF REPORTING PERSON

IN

* See Item 5

8

CUSIP NO. 749360400

The following constitutes Amendment No. 15 (“Amendment No. 15”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,692,065 Common Shares owned directly by the IRS 19 is approximately $13,328,456, including brokerage commissions. Such Common Shares were acquired with the working capital of IRS 19.

The aggregate purchase price of the 266,074 Common Shares owned directly by the Foundation is approximately $1,344,063, including brokerage commissions. Such Common Shares were acquired with the working capital of the Foundation.

The aggregate purchase price of 1,000 Common Shares owned directly by Mr. Vizi is approximately $4,479, including brokerage commissions. Such Common Shares were acquired with Mr. Vizi’s personal funds. In addition, 83,526 Common Shares owned directly by Mr. Vizi were obtained through equity awards that were granted to Mr. Vizi during his tenure as a director of the Issuer.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 12,871,722 Common Shares outstanding as of March 11, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 11, 2019.

As of the close of business on March 18, 2019, IRS 19 beneficially owned 2,692,065 Common Shares, constituting approximately 20.9% of the Common Shares outstanding. By virtue of their relationships, IRS 19, M2O, the Trust and Mr. O'Connell may be deemed to beneficially own the Common Shares owned by IRS 19. By virtue of their relationships, Harvest and Mr. Vizi may be deemed to beneficially own the Common Shares held by IRS 19.

As of the close of business on March 18, 2019, the Foundation beneficially owned 266,074 Common Shares, constituting approximately 2.1% of the Common Shares outstanding. By virtue of his relationship, Mr. O’Connell may be deemed to beneficially own the Common Shares owned by the Foundation. By virtue of their relationships, Harvest and Mr. Vizi may be deemed to beneficially own the Common Shares held by the Foundation.

By virtue of his relationship, Mr. O’Connell may be deemed to beneficially own an aggregate of 2,958,139 Common Shares beneficially owned by IRS 19 and the Foundation, constituting approximately 23.0% of the Common Shares outstanding.

9

CUSIP NO. 749360400

By virtue of their relationship, Harvest may be deemed to beneficially own an aggregate of 2,958,139 Common Shares beneficially owned by IRS 19 and the Foundation, constituting approximately 23.0% of the Common Shares outstanding.

As of the close of business on March 18, 2019, Mr. Vizi directly owned 84,526 Common Shares, constituting less than 1.0% of the Common Shares outstanding. By virtue of his relationship, Mr. Vizi may be deemed to beneficially own an aggregate of 3,042,665 Common Shares, constituting approximately 23.6% of the Common Shares outstanding.

Neither Harvest nor any person listed on Schedule A hereto owns any Common Shares.

The Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)       Each of IRS 19, M2O, the Trust and Mr. O'Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by IRS 19. The Foundation and Mr. O’Connell may be deemed to have shared voting and dispositive power over the Common Shares owned by the Foundation. Harvest and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19 and the Foundation. Mr. Vizi has sole voting and dispositive power over the Common Shares he owns directly.

(c)       The transactions in the Common Shares by the Reporting Persons during the past 60 days are set forth on Schedule B and are incorporate herein by reference.

10

CUSIP NO. 749360400

 SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2019

IRS PARTNERS NO. 19, L.P.

By:	M2O, Inc., its General Partner

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Secretary, Chief Financial Officer and Director

M2O, INC.

By:	/s/ Bradley S. Vizi
	Name	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Trustee

HARVEST FINANCIAL CORPORATION

By:	/s/ Frank D. Ruscetti
	Name:	Frank D. Ruscetti
	Title:	President

/s/ Bradley S. Vizi
Bradley S. Vizi, Individually and as attorney-in-fact for Michael O’Connell

11

CUSIP NO. 749360400

SCHEDULE A

Directors and Executive Officers of M2O

Name and Position	Present Principal Occupation	Business Address
Michael F. O’Connell, Chief Executive Officer and Director	Chief Executive Officer and Director of M2O, a Trustee of the Trust and the Chief Financial Officer and a Director of the Foundation.	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Margo L. O’Connell, Director	Trustee of the Trust and President and a Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Michael-Kevin O’Connell, Chief Financial Officer, Managing Director, Treasurer and Director	Chief Financial Officer, Managing Director, Treasurer and Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Cara L. Esposito, Director	Executive Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Caoilionn O’Connell, Director	Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071

Directors and Executive Officers of the Foundation

Name and Position	Present Principal Occupation	Business Address
Michael F. O’Connell, Chief Financial Officer and a Director	Chief Executive Officer and Director of M2O, a Trustee of the Trust and the Chief Financial Officer and a Director of the Foundation.	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Margo L. O’Connell, President and Director	Trustee of the Trust, President and a Director of the Foundation, Director of M2O	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071
Cara L. Esposito, Executive Director	Director of M2O and Executive Director of the Foundation	515 South Figueroa Street, Suite 1050, Los Angeles, CA 90071

CUSIP NO. 749360400

Directors and Executive Officers of Harvest

Name and Position	Present Principal Occupation	Business Address
Frank D. Ruscetti, President and Chairman of the Board	President and Chairman of the Board of Harvest	1600 Benedum-Trees Bldg., 223 Fourth Ave., Pittsburgh, PA 15222
F. David Ruscetti, Executive Vice President and Director	Executive Vice President and Director of Harvest	1600 Benedum-Trees Bldg., 223 Fourth Ave., Pittsburgh, PA 15222
Dominic Perry, C.P.A, Director	Principal of Perry & Company PC, a certified public accounting firm	1667 Route 228 Suite 301, Cranberry Township, PA 16066

CUSIP NO. 749360400

Schedule B

Transactions in the securities of the Issuer during the past 60 days

Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

IRS PARTNERS NO. 19, L.P.
637,000	3.9200	03/14/2019

BRADLEY S. VIZI
47,148*	--	01/21/2019

*Represent shares acquired by Mr. Vizi upon the vesting of performance stock units granted to Mr. Vizi.